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                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

      (Print or Type Responses)

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940.


1.  Name and Address of Reporting Person*
    Borden, Inc. (See Annex A)
    (Last)                 (First)              (Middle)

    180 East Broad Street
          (Street)

    Columbus,                OH                    43215
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    Spurlock Industries, Inc.                    OTC BB:  SKII


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Statement for Month/Year
    12/98


5.  If Amendment, Date of Original (Month/Year)
    12/29/98


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below) Other (specify below)
    -----                               -----

                              -----------

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

     ----- Form filed by One Reporting Person
       x
     ----- Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr.3)
    Common Stock, par value $.01 per share

2.  Transaction Date (Month/Day/Year)
    12/18/98

3.  Transaction Code (Instr. 8)
    Code J**
    V

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)

    Amount     - 0

    (A) or (D) - N/A

    Price      - N/A

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    See Annex B

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    I

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    See Annex B

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** See Annex B
                                                                 (Over)
                                                        SEC 1474 (7-97)

           Table II -- Derivative Securities Acquired,
                       Disposed of or Beneficially Owned
                       (e.g., puts, calls, warrants, options,
                       convertible securities)

1.  Title of Derivative Security (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code (Instr. 8)
    Code
    V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)
    (D)


6.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable
    Expiration Date


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title
    Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Response:


    /s/ Ellen G. Berndt                                1-4-99
    ***Borden, Inc.                                     Date
    by:  Ellen G. Berndt


    /s/ Phyllis Yeatman                                1-4-99
     Borden Holdings, Inc.                              Date
     by:  Phyllis Yeatman


    /s/ Phyllis Yeatman                                1-4-99
    BW Holdings, LLC                                    Date
    by:  Whitehall Associates, L.P., its
         managing member
    by:  Borden Holdings, Inc.
         Attorney-in-fact


*** Intentional misstatements or omissions of facts constitute
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                       SEC 1474(7/96)
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